Filed pursuant to Rule 424(b)(3)

Registration No. 333-260121

PROSPECTUS SUPPLEMENT NO. 4

(To the Prospectus Dated October 26, 2021)

Up to 166,605,041 Shares of Class A Common Stock
Up to 25,398,947 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 8,732,280 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated October 26, 2021, as supplemented by Prospectus Supplement No. 1, dated November 12, 2021, Prospectus Supplement No. 2, dated November 19, 2021, and Prospectus Supplement No. 3, dated January 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260121), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2022 (the “Report”). Accordingly, we have attached the information contained in Item 5.02 from the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 25,398,947 shares of our Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) issuable upon exercise of warrants, which consists of: (i) up to 8,732,280 shares of Class A Common Stock issuable upon the exercise of warrants (the “Private Warrants”), consisting of: (a) 8,000,000 Private Warrants issued to Atlas Crest Investment LLC (the “Sponsor”) and its permitted transferees in connection with the initial public offering of Atlas Crest Investment Corp. (“Atlas”) and (b) 732,280 Private Warrants issued to a lender in connection with a certain loan and security agreement, and (ii) up to 16,666,667 shares of Class A Common Stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Atlas.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 166,605,041 shares of Class A Common Stock consisting of (a) up to 12,500,000 shares of Class A Common Stock issued in a private placement to the Sponsor and its permitted transferees in connection with the initial public offering of Atlas (the “Sponsor Shares”), (b) up to 61,512,500 shares of Class A Common Stock, consisting of 60,000,000 PIPE Shares (as defined in the Prospectus) and 1,512,500 shares of Class A Common Stock issued to satisfy certain fees related to the Business Combination and PIPE Financing (as defined in the Prospectus), (c) up to 8,732,280 shares of Class A Common Stock issuable upon the exercise of the Private Warrants, and (d) up to 83,860,761 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of our Class B Common Stock, par value $0.0001 per share, warrants and other convertible securities) pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 16, 2021, between us and the selling securityholders, granting such holders registration rights with respect to such shares and (ii) up to 8,732,280 Private Warrants.

Our Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “ACHR” and “ACHR WS,” respectively. On February 1, 2022, the last reported sales price of our Class A Common Stock was $3.16 per share and the last reported sales price of our Public Warrants was $0.4167 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 2, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)

On January 31, 2022, the Archer Aviation Inc.’s (the “Company”) board of directors (the “Board”) increased the size of the Board from seven directors to eight directors and appointed Barbara J. Pilarski to fill the vacancy resulting therefrom, effective as of January 27, 2022. The Board has determined that Ms. Pilarski is an “independent director” as defined in the New York Stock Exchange listing standards and applicable Securities and Exchange Commission rules and regulations. Ms. Pilarski will serve on the Board’s Nominating and Corporate Governance Committee.

Barbara J. Pilarski, age 58, currently serves as Global Head of Business Development at Stellantis N.V. (“Stellantis”), a position she has occupied since March 2021. Prior to joining Stellantis, Ms. Pilarski was employed at FCA US LLC (“FCA”) since 2009, having served as Head of Business Development for the North America region from March 2019 to February 2021, Head of Human Resources for the North America region from September 2017 to March 2019, and Head of Business Development for the North America region from June 2009 to September 2017. Prior to her employment at FCA, Ms. Pilarski served in various business development and finance positions within Chrysler LLC, DaimlerChrysler Corporation, and Chrysler Corporation since September 1985. Ms. Pilarski is the Executive Sponsor of the Stellantis Women’s Business Resource Group, which is dedicated to pursuing the professional development and advancement of female employees. Ms. Pilarski also serves on the Finance Committee of the Board of Directors for Beaumont Health, southeastern Michigan’s largest healthcare system and as a Board Trustee for the Metro Detroit Youth Clubs, in addition to being a member of the Campaign Cabinet for United Way of Southeastern Michigan. Ms. Pilarski has a B.S. in Business Administration from Wayne State University and an M.B.A. from the University of Michigan.

There are no family relationships, as defined in Item 401 or Regulation S-K, between Ms. Pilarski and any of the Company’s executive officers or directors or persons nominated or chosen to become directors or officers. There is no arrangement or understanding between Ms. Pilarski and any other persons pursuant to which Ms. Pilarski was selected as a director. Ms. Pilarski is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Ms. Pilarski has agreed to waive her director compensation with respect to her service as non-employee director until such time as she is no longer employed by Stellantis or any of its affiliates.

Ms. Pilarski has also entered into the Company’s standard form of indemnity agreement, which is attached as Exhibit 10.26 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 22, 2021 (File No. 001-39668).